

The David Movie

Published by Angel Studios ✓ · October 14 at 5:01 PM · 🌐

GAUGING INTEREST in an investment opportunity. We are creating a feature-length film called "David" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the film "David" if we launched a crowdfunding investment.

"David" is a feature-length animated film based on the story of David, and brought to you by the creators of the phenomenal Jungle Beat. The Jungle Beat series has been broadcast in over 150 countries and has a YouTube audience of nearly 200 million views per month.

Check out the short film for "David" and the potential investment opportunity at https://invest.angel.com/david.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.





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Angel.com/david



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 **The David Movie**
Published by Angel Studios  · October 13 at 10:27 PM · 🌐

GAUGING INTEREST in an investment opportunity. We are creating a feature-length film called "David" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the film "David" if we launched a crowdfunding investment.

"David" is a feature-length animated film based on the story of David, and brought to you by the creators of the phenomenal Jungle Beat. The Jungle Beat series has been broadcast in over 150 countries and has a YouTube audience of nearly 200 million views per month.

Check out the short film for "David" and the potential investment opportunity at https://invest.angel.com/david.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



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 **The David Movie**

Published by Angel Studios ✓ · October 15 at 12:37 PM · 🌐

GAUGING INTEREST in an investment opportunity. We are creating a feature-length film called "David" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the film "David" if we launched a crowdfunding investment.

"David" is a feature-length animated film based on the story of David, and brought to you by the creators of the phenomenal Jungle Beat. The Jungle Beat series has been broadcast in over 150 countries and has a YouTube audience of nearly 200 million views per month.

Check out the short film for "David" and the potential investment opportunity at https://invest.angel.com/david.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



Back this project:
Angel.com/david

You come at me with sword and spear,



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Published by Angel Studios · October 15 at 12:37 PM ·

GAUGING INTEREST in an investment opportunity. We are creating a feature-length film called "David" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the film "David" if we launched a crowdfunding investment.

"David" is a feature-length animated film based on the story of David, and brought to you by the creators of the phenomenal Jungle Beat. The Jungle Beat series has been broadcast in over 150 countries and has a YouTube audience of nearly 200 million views per month.

Check out the short film for "David" and the potential investment opportunity at https://invest.angel.com/david.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

DAVID
You come at me with sword and spear,
Back this project:
Angel.com/david

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**The David Movie**

Published by Angel Studios ✔ · October 15 at 12:37 PM · ⊕

GAUGING INTEREST in an investment opportunity. We are creating a feature-length film called "David" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the film "David" if we launched a crowdfunding investment.

"David" is a feature-length animated film based on the story of David, and brought to you by the creators of the phenomenal Jungle Beat. The Jungle Beat series has been broadcast in over 150 countries and has a YouTube audience of nearly 200 million views per month.

Check out the short film for "David" and the potential investment opportunity at https://invest.angel.com/david.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.





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 **The David Movie**

Published by Angel Studios ⊘ · October 14 at 4:41 PM · ⊕

GAUGING INTEREST in an investment opportunity. We are creating a feature-length film called "David" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the film "David" if we launched a crowdfunding investment.

"David" is a feature-length animated film based on the story of David, and brought to you by the creators of the phenomenal Jungle Beat. The Jungle Beat series has been broadcast in over 150 countries and has a YouTube audience of nearly 200 million views per month.

Check out the short film for "David" and the potential investment opportunity at https://invest.angel.com/david.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



INVEST.ANGEL.COM

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Published by Angel Studios ● · October 14 at 5:09 PM · ⊙

GAUGING INTEREST in an investment opportunity. We are creating a feature-length film called "David" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the film "David" if we launched a crowdfunding investment.

"David" is a feature-length animated film based on the story of David, and brought to you by the creators of the phenomenal Jungle Beat. The Jungle Beat series has been broadcast in over 150 countries and has a YouTube audience of nearly 200 million views per month.

Check out the short film for "David" and the potential investment opportunity at https://invest.angel.com/david.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



Back this project:
Angel.com/david

You come at me with sword and spear,



INVEST.ANGEL.COM

Learn More